NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

RED PINE ANNOUNCES PRIVATE PLACEMENT AND

NON-BINDING LETTER OF INTENT FOR

A PROPOSED REVERSE TAKEOVER

Vancouver, British Columbia, February 12th, 2021 - Red Pine Petroleum Ltd. (the "Red Pine" or the "Company") is pleased to announce the Company has closed a non-brokered private placement of 100,000,000 common shares (each, a "Common Share") at a price of $0.005 per Common Share for gross proceeds of C$500,000 (the "Offering").

The Company intends to use the net proceeds from the Offering for general working capital purposes. All of the Common Shares issued pursuant to the Offering are subject to a statutory hold period of four months from the date of issuance, in accordance with applicable securities legislation.

The Transaction

The Company is also pleased to announce that it entered into a non-binding letter of intent (the "LOI") with HB2 Origination, LLC ("HB2") which contemplates an arm's length acquisition of HB2. The acquisition, which is subject to signing a definitive agreement (the "Definitive Agreement"), will result in Red Pine acquiring HB2 by way of a reverse takeover (the "Transaction"). HB2 is a US based company that operates oil and gas assets in the Austin Chalk and Eagle Ford formations in the Giddings Field near Austin, Texas.

Further details regarding the Transaction and related matters will be announced when the Definitive Agreement has been entered into.

Early Warning Requirements

In connection with the Offering, Strategic Capital Advisors Ltd. of Nassau, Bahamas, acquired 50,000,000 Common Shares representing approximately 14.95% of the issued and outstanding Common Shares. Prior to the Offering, Strategic Capital Advisors Ltd. did not beneficially own, or exercise control or direction over, any securities of the Company. Strategic Capital Advisors Ltd. acquired the Common Shares for investment purposes and may, from time to time, acquire additional securities of the Company or dispose of such securities as Strategic Capital Advisors Ltd. may deem appropriate.

In connection with the Offering, James Allan of New Providence, Bahamas, acquired 40,000,000 Common Shares representing approximately 11.96% of the issued and outstanding Common Shares. Prior to the Offering, Mr. Allan did not beneficially own, or exercise control or direction over, any securities of the Company. Mr. Allan acquired the Common Shares for investment purposes and may, from time to time, acquire additional securities of the Company or dispose of such securities as Mr. Allan may deem appropriate.

Copies of the respective early warning reports that will be filed by Strategic Capital Advisors Ltd. and Mr. Allan may be obtained on the Company's SEDAR profile or by contacting the Company at the number below.

ON BEHALF OF THE BOARD

RED PINE PETROLEUM LTD.

Richard Paolone CEO and Director

Phone: 416-258-3059

E-mail: richard@paolonelaw.ca

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the Transaction. Wherever possible, words such as "may", "will", "should", "could", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict" or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward- looking statements. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.